UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 000-34393

CUSIP Number 16936J 202

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2014

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

China Auto Logistics, Inc.____________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________

Former Name if Applicable

Floor 1 FTZ International Auto Mall, 86 Tianbao Avenue, Free Trade Zone________________________

Address of Principal Executive Office

Tianjin Province, The People’s Republic of China 300461 ______________________________________

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Registrant is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the period ended December 31, 2014 within the prescribed time period because of delays in compiling the information for the preparation of the financial statements and management’s discussion and analysis for the Form 10-K which could not be eliminated without unreasonable effort or expense. The Registrant is working diligently with its auditors to complete its Annual Report on Form 10-K and expects to file its Form 10-K no later than fifteen days following its prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Tong Shiping	(86-22)	2576-2771
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

China Auto Logistics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2015	By:	/s/ Tong Shiping
Name: Tong Shiping Title: Chief Executive Officer

Exhibit for 12b-25

The Company expects to incur a loss attributable to its shareholders for the year ended December 31, 2014 as compared to net income attributable to its shareholders of $524,260 for the year ended December 31, 2013. The loss incurred during fiscal year 2014 was primarily a result of a decrease in sales, an increase in depreciation expense, and an increase in interest expense due to an increase in bank borrowings to finance the acquisition of Tianjin Zhonghe Auto Sales Service Co., Ltd. (“Zhonghe”) in November 2013. Because the valuation of Zhonghe’s reporting units are still being finalized, we are unable to estimate the amount of the loss at the time of this filing.

The Company expects that its independent registered public accounting firm’s report on the Company's financial statements will include a going concern explanatory paragraph. The Company does not intend to include any adjustments to its financial statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern.